EXHIBIT 28.1

TODD PACIFIC SHIPYARDS CORPORATION ANNOUNCES CONTRACT WITH UNITED STATES COAST
GUARD FOR POLAR ICEBREAKER LONG TERM MAINTENANCE

VIA FACSIMILE	CONTACT: SCOTT WISCOMB
Total Pages – 2	SHAREHOLDER RELATIONS
206-623-1635 Ext. 406

SEATTLE, WASHINGTON...March 1, 2004... Todd Pacific Shipyards Corporation (“Todd Pacific” or the “Company”) announced today that it has been notified that it has been awarded a contract with the United States Coast Guard (“Coast Guard”) to provide long-term maintenance of Polar Class icebreakers. The contract consists of multiple contract options for planned maintenance availabilities (PMA’s) and docking planned maintenance availabilities (DPMA’s) for the POLAR STAR (WAGB-10) and POLAR SEA (WAGB-11). The availabilities, and their companion planning options, extend through the last DPMA ending August 5, 2008, and the last PMA ending on September 2, 2008. The work to be performed includes availability planning and generalized ship maintenance and repairs as needed, with emphasis on propulsion and deck machinery work. The Company expects to team with the Coast Guard to identify the appropriate best value work scope and technical solutions for support of the two icebreakers. Todd Pacific will be supported in this effort by various regional suppliers and subcontractors. Significant support will be provided by the Company’s two teaming partners for this contract, Pacific Ship Repair and Fabrication (“PacShip”) and AMSEC LLC (“AMSEC”).

Todd Pacific’s work will be performed under a cost plus incentive fee contract. Todd Pacific has performed similar work for the Coast Guard over the past several years under individual, competitively bid, firm fixed priced contracts. This current award marks the first time the Coast Guard has used a long term phased-maintenance approach on the two Polar Class icebreakers home ported in Seattle. The total value of all options, if exercised by the Coast Guard, is approximately $50 million. There is no assurance that all options will be exercised, in whole or in part.

Todd Pacific is a wholly owned subsidiary of Todd Shipyards Corporation (NYSE symbol TOD). The company performs a substantial amount of repair and maintenance work on commercial and federal government vessels engaged in various seagoing trade activities in the Pacific Northwest. Its customers include the U.S. Navy, the U.S. Coast Guard, the Washington State Ferry system, the Alaska Marine Highway system, and other government units, plus cruise ships, U.S. flag cargo carriers, fishing boats, tankers, tugs and barges.

Todd has operated a shipyard in Seattle since 1916 and currently employees more than 850 people.

“SAFE HARBOR” STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Statements contained in this release which are not historical facts or information are “forward-looking statements.” Words such as “believe,” “expect,” “intend,” “will,” “should,”, “anticipate”, and other expressions that indicate future events and trends identify such forward-looking statements. These forward-looking statements involve risks and uncertainties which could cause the outcome to be materially different than stated. Such risks and uncertainties include both general economic risks and uncertainties and matters discussed in the Company’s annual report on Form 10-K which relate directly to the Company’s operations and properties. The Company cautions that any forward-looking statement reflects only the belief of the Company or its management at the time the statement was made. Although the Company believes such forward-looking statements are based upon reasonable assumptions, such assumptions may ultimately prove to be inaccurate or incomplete. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement was made.